UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission File No.: 001-41587

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MultiMetaVerse Holdings Limited
(Registrant’s name)

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Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Explanatory Note:

MultiMetaVerse Holdings Limited is filing this Report on Form 6-K to provide its Notice of Extraordinary General Meeting of Shareholders and Proxy Card.

Exhibits No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 10, 2024

MultiMetaVerse Holdings Limited
By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer